UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934
For the month of December, 2006
Cameco Corporation
(Commission file No. 1-14228)
2121 – 11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index

Exhibit No.	Description	Page No.
1.	Press Release dated December 6, 2006	3

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 7, 2006	Cameco Corporation
	By:	“Gary M.S. Chad”
Gary M.S. Chad
Senior Vice-President, Governance, Legal and Regulatory Affairs, and Corporate Secretary

Share
Listed	Symbol	web site address:
TSX NYSE	CCO CCJ	www.cameco.com
2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201
Cameco Adds Anne McLellan to Board of Directors
Saskatoon, Saskatchewan, Canada, December 6, 2006 . . . . . . . . . . . . . .
Cameco Corporation announced today that its board of directors appointed the Honourable Anne McLellan, P.C. of Edmonton, Alberta as a board member, effective December 7, 2006, until the next shareholders’ meeting.
McLellan is a former deputy prime minister of Canada and has held several senior cabinet positions including federal minister of natural resources, minister of health, minister of justice and attorney general of Canada, and federal interlocutor for Métis and non-status Indians.
“We look forward to enhancing the board’s competencies with Anne McLellan’s experience at the highest levels of Canadian government and her network of international contacts,” said Victor Zaleschuk, chair of Cameco’s board of directors.
Prior to entering politics in 1993, McLellan was a law professor and administrator at the University of Alberta. She has also served on the board of the Canadian Civil Liberties Association and Alberta Legal Aid, and as vice-president of the University of Alberta’s faculty association. Since leaving politics, she has been appointed distinguished scholar in residence at the University of Alberta in the Institute for United States Policy Studies and counsel in the national law firm of Bennett Jones, LLP.
McLellan was born in Nova Scotia. She holds a Bachelor of Arts degree and a Law degree from Dalhousie University, and a Master of Laws degree from King’s College, University of London. She was admitted to the Bar of Nova Scotia in 1976.
Cameco, with its head office in Saskatoon, Saskatchewan, is the world’s largest uranium producer. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.
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Investor inquiries:	Bob Lillie	(306) 956-6639

Media inquiries:	Lyle Krahn	(306) 956-6316